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FORM 4                                  U.S. SECURITIES AND EXCHANGE COMMISSION                                OMB APPROVAL
                                                Washington, D.C. 20549                                    OMB Number 3235-0287
____Check this box if no longer                                                                           Expires:February 1, 1994
    subject to Section 16. Form 4     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                        Estimated average burden
    or Form 5 obligations may                                                                             hours per response..  0.5
    continue.  See instructions 1(b)
                        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                           Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person   2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to Issue
                                                                                                    (Check all applicable)
 Itin       Thomas     W.                    Williams Controls, Inc.     "WMCO"
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(Last)     (First)    (Middle)        3. IRS or Social Security   4. Statement for      ___X___ Director          ___X___ 10% Owner
                                         Number of Reporting         Month/Year  6/99   ___X___ Officer (give     _______ Other
7001 Orchard Lake Rd., Suite 424         Person (Voluntary)                                             title             (specify
        (Street)                                                  5. If Amendment,                       below)              below)
                                                                     Date of Original       Chairman, CEO, President & Treasurer
                                                                     (Month/Year)          -------------------------------------
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     West Bloomfield, MI  48322-3608
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     (City)   (State)     (Zip)                 Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security    2. Trans-    3.  Trans-     4. Securities Acquired (A)      5. Amount of        6. Owner-       7. Nature
   (Instr. 3)              action        action        or Disposed of (D)              Securities          ship            of In-
                           Date          Code          (Instr. 3, 4, and 5)            Beneficially        Form:           direct
                                         (Instr. 8)                                    Owned at            Direct          Bene-
                          (Month/                                                      End of              (D) or          ficial
                           Day/                                    (A) or              Month               Indirect        Owner-
                           Year)         Code    V       Amount    (D)        Price   (Instr. 3 and 4)     (I)             ship
                                                                                                           (Instr. 4)     (Instr. 4
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COMMON STOCK            06/18/99          J(*)         400,000      D                             0          I             (4)
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COMMON STOCK            06/18/99          J(*)         100,000      A                     1,974,000          D(1)
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COMMON STOCK            06/18/99          J(*)         300,000      A                       568,000          I             (2)
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COMMON STOCK                                                                                 58,200          I             (9)
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COMMON STOCK                                                                              1,200,000          I             (3)
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COMMON STOCK                                                                                402,600          I             (5)
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COMMON STOCK                                                                                953,584          I             (8)
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                                                                                                              Continued
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
                                                                (Print or Type Responses)                      SEC 1474 (3/91)
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FORM 4  (continued)                     TABLE II - Derivative Securities Acquired, Disposed of, Or Beneficially Owned
                                                 (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conver-  3. Trans-  4. Transac- 5. Number of Deriv-     6. Date Exer-      7. Title & Amount of
                                    sion or     action     tion Code   ative Securities Ac-    cisable and Ex-    Underlying
  (Instr. 3)                        Exercise    Date                   quired (A) or Dis-      piration Date      Securities of In-
                                    Price of   (Month/    (Instr. 8)   posed of (D)            (Month/Day/        (Instr. 3 and 4)
                                    Deriv-      Day/                                            Year
                                    ative       Year)                  (Instr. 3, 4, and 5)
                                    Security


                                                                                              Date     Expira-             Amount o
                                                                                              Exer-    tion         Title  Number o
                                                          Code    V        (A)       (D)      cisable  Date                   Share
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Issuer Stock Option                $2.440/sh                                                 03/12/98  03/12/08     Common  300,000
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Issuer Stock Option                $2.123/sh                                                 05/01/97  05/01/02     Common  300,000
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Issuer Stock Option                $2.123/sh                                                 05/01/97  05/01/02     Common  150,000
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Issuer Stock Option                $2.200/sh                                                 10/16/98  10/16/08     Common  300,000
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FORM 4  (continued)                     TABLE II - Derivative Securities Acquired, Disposed of, Or Beneficially Owned
                                                 (e.g., puts, calls, warrants, options, convertible securities)





                                                  8. Price       9. Number       10. Owner-      11. Na-
                                                     of             of Deriv-        ship            ture
                                                     Deriv-         ative            Form            of In-
                                                     ative          Secur-           of De-          direct
                                                     Secur-         ities            rivative        Bene-
                                                     ity            Bene-            Secu-           ficial
                                                                    ficially         rity:           Own-
                                                     (Instr.        Owned            Direct          ership
                                                     5)             at End           (D) or
                                                                    of               Indi-           (Instr. 4)
                                                                    Month            rect (I)
                                                                   (Instr. 4)        (Instr. 4)

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Issuer Stock Option                $2.440/sh                        300,000              D              (7)
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Issuer Stock Option                $2.123/sh                        300,000              D
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Issuer Stock Option                $2.123/sh                        150,000              D              (6)
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Issuer Stock Option                $2.200/sh                        300,000              D              (10)
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Issuer
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Issuer
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Explanation of Responses:
1. Held by TICO, a Michigan co-partnership which is controlled by Reporting Person
2. Held by SICO, a Michigan co-partnership which is controlled by the Reporting Person's spouse.
3. Held by Acrodyne Corporation.  The Reporting Person controls Acrodyne Corporation.
4. Held by Acrodyne Profit Sharing Trust.  The Reoprting Person is trustee and beneficiary of Acrodyne Profit Sharing Trust.
5. Held by trust for which the Reporting Person's spouse is trustee.  The Reporting Person is not a beneficiary of the trusts and disclaims any beneficial ownership of these shares.
6. Exercisable as to 75% of the shares covered thereby on this date and cumulatively as to an additional 25% of the shares covered thereby on 05/01/00.
7. Exercisable as to 50% of the shares covered thereby on this date and cumulatively as to an additional 25% of the shared covered thereby on 03/12/00 & 03/12/01.
8. Inclues the following shares held by plans for which Mr. Itin serves as trustee: 413,899 shares owned by the Company's ESOP,
   147,000 shares owned by the Union Employee Pension Plan; 115,000 shares owned by the Company's Non-Union Retirement Income
   Pension Plan; 193,705 shares owned by the Company's 401(k) plan for Non-Union Employees and 83,980 shares owned by the Company's
   401(k) plan for Union Employees.  Mr. Itin also disclaims beneficial ownership of all of these 953,584 shares except for 13,337 shares in the Company's ESOP and 25,924 shares in the Company's Non-Union 401(k) plan in participant accounts for the benefit of
   Mr. Itin.
9. Held by Dearborn Wheels, Inc.  The Reporting Person's spouse is the President and Director and owns 20% of the outstanding securtities of Dearborn Wheels, Inc.  Mrs. Itin disclaims beneficial ownership in excess of her pecuinary interest.  This report shall not be deemed an admission that Mr. Itin is a beneficial owner of any of these securities for the purposes of Section 16 or for any other purpose.
10.Exerciasable as to 25% of the shares covered thereby on this date and cumulatively as to an additional 25% of the shares covered thereby on 10/16/99, 10/16/00 & 10/16/01.

*Represents change in the holder of record due to interaffiliate transfers.

This filing shall not be deemed as an admission that the Reporting Person is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this report.

**Intentional misstatements or omissions of facts constitute Federal Criminial Violations.

                                                                                 \s\Thomas W. Itin                  July 10, 1999
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   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                               ** Signature of Reporting Person               Date

Note:  File three copies of this Form, one of which must be manually signed.                                                 Page 2
            If space provided is insufficient, see Instruction 6 for procedure.                                      SEC 1474 (3/91)

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